UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2014 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2014 and 2013

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 22, 2015

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments
At fair value (Notes 2, 3, and 4)
Investment contracts	$1,766,771,526	$1,959,457,179
Registered investment companies	6,243,914,476	6,184,832,345
Common collective trusts	5,538,951,811	4,952,633,911
Raytheon Company common stock	1,396,017,465	1,355,553,494
Total investments	14,945,655,278	14,452,476,929
Receivables
Receivables for securities sold	5,018,590	4,134,267
Notes receivable from participants	229,201,216	238,572,568
Accrued investment income and other receivables	13,223,688	23,231,610
Total receivables	247,443,494	265,938,445

Total assets	15,193,098,772	14,718,415,374
Liabilities
Due to Trustee	—	49,268,562
Payable for securities purchased	10,035,167	9,254,635
Accrued investment expenses and other payables	2,942,451	7,415,976
Total liabilities	12,977,618	65,939,173

Net Assets available for benefits at fair value	15,180,121,154	14,652,476,201

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(46,704,341)	(51,326,695)
Net assets available for benefits	$15,133,416,813	$14,601,149,506

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

2014
Additions to net assets attributable to:

Net appreciation of investments (Notes 2, 3 and 4)	$806,926,888
Interest and dividends	282,178,249
Interest income on notes receivable from participants (Note 2)	7,818,913
Other revenue (Note 7)	170,149

Contributions and deferrals
Employee deferrals	583,472,147
Employer contributions	274,532,751
858,004,898
Total additions	1,955,099,097

Deductions from net assets attributable to:

Distributions to participants	1,441,283,296
Administrative expenses	9,462,863
Total deductions	1,450,746,159

Increase in net assets prior to plan mergers	504,352,938
Transfers in from affiliate benefit plans (Note 1)	27,914,369
Increase in net assets available for benefits	532,267,307
Net assets, beginning of year	14,601,149,506
Net assets, end of year	$15,133,416,813

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

1. Description of Plan
The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Raytheon Applied Signal Technology, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Applied Signal Technology Services 401(k) Plan, amounting to $27,914,369, were merged into the Plan on March 25, 2014. Raytheon Applied Signal Technology, Inc.’s employees became eligible to participate in the Plan on that date.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $260,000 for the 2014 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2014, the annual employee pretax elective deferral contributions for a participant cannot exceed $17,500, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $52,000 for the 2014 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2014 may make pretax catch-up contributions up to $5,500. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.
Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2014 and 2013, unallocated Plan forfeitures were $148,362 and $118,856, respectively. During 2014, the total amount of forfeitures were $2,377,447.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account in the investment options according to the participant's current investment election. As of December 31, 2014 and 2013, the interest rates on the outstanding loans ranged from 3.25% to 10.00%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $24,846,997 in dividends earned by the Plan, $949,274 was received in cash by participants who elected the cash payment option.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

to fully benefit-responsive wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in benefit-responsive wrap contracts through the Fixed Income Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive wrap contracts in the Fixed Income Fund and the adjustment from fair value to contract value relating to the wrap contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Plan investments are stated at fair value including the Plan's benefit-responsive wrap contracts. See Note 4 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses have been recorded as of December 31, 2014 or 2013. Delinquent participant loans are classified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company. For 2014, the Company paid administrative expenses of $81,909. These expenses were generally related to the merger of acquired plans. Expenses paid by the Company are excluded from these financial statements.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Accounting Standards

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the requirement to make certain disclosures and to categorize them within the fair value hierarchy. These disclosure changes are required for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods. Management is currently evaluating the impact ASU 2015-07 will have on the Plan's financial statements and disclosures.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

3. Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	2014	2013
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	$2,422,067,787	$2,198,159,980
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	2,111,792,512	1,897,894,064
Janus Balanced N Fund	1,466,880,945	1,429,408,350
Raytheon Common Stock	1,396,017,465	1,355,553,494
Northern Trust ACWI ex-US Fund - DC Non-Lending	1,121,854,639	1,063,520,059
Northern Trust Collective Aggregate Bond Index Fund - DC - Non-Lending (a)	925,008,573	555,089,875
Fidelity Institutional Money Market Fund - Government Portfolio (a)	856,645,080	—
Fidelity Institutional Money Market Fund - Money Market Portfolio (b)	—	989,015,929
Nothern Trust Collective Russell 2000 Index Fund- DC Non-Lending	782,408,803	837,236,534

(a) Investment did not represent more than 5% of the Plan's net assets in 2013.
(b) Investment did not represent more than 5% of the Plan's net assets in 2014.

During the year ended December 31, 2014 the net appreciation in value of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) was as follows:

Registered investment companies	$233,483,526
Common collective trusts	335,413,319
Raytheon Company common stock	238,030,043
$806,926,888
4. Fair Value Measurements
The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

A Synthetic Guaranteed Investment Contract (“Synthetic GIC”) is an investment contract comprised of third party issued benefit-responsive wrap contracts ("Wrap Contracts") and represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan and insurance issued by the wrap contract providers to guarantee participant transactions are executed at contract value subject to certain provisions ("Wrapper"). The individual assets of the

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

Synthetic GIC are valued at fair value. The fair value of the Wrapper is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close. Investments in fixed income securities (U.S. government, domestic and foreign bonds) and convertible securities are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value ("NAV") of the CCT. The NAV, as provided by the investment manager or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value of Investment Assets as of 12/31/2014
	Level 1	Level 2	Level 3	Total
Investment contracts - Assets
Fixed income
US government and agencies	$730,024,267	$67,333,140	$—	$797,357,407
Corporate debt	—	504,033,384	—	504,033,384
Mortgage backed securities	—	318,582,084	—	318,582,084
Asset backed securities	—	135,369,897	—	135,369,897
Common collective trust	—	9,197,938	—	9,197,938
Other fixed income investments	—	2,156,429	—	2,156,429
Wrapper	—	—	158,326	158,326
Investment contracts - Liabilities
Futures contracts	(83,939)	—	—	(83,939)
Total investment contracts	729,940,328	1,036,672,872	158,326	1,766,771,526

Registered investment companies
Target date mutual funds	9,509,825	—	—	9,509,825
Fixed income based mutual funds	534,944,686	—	—	534,944,686
Equity based mutual funds	4,757,399,262	—	—	4,757,399,262
Money market funds	942,060,703	—	—	942,060,703
Total registered investment companies	6,243,914,476	—	—	6,243,914,476

Common collective trusts
Fixed income based funds	—	925,008,573	—	925,008,573
Equity based funds	—	4,613,943,238	—	4,613,943,238
Total common collective trusts	—	5,538,951,811	—	5,538,951,811

Raytheon Company common stock	1,396,017,465	—	—	1,396,017,465
Total Investments	$8,369,872,269	$6,575,624,683	$158,326	$14,945,655,278

As of December 31, 2014, there were no transfers between levels.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

	Fair Value of Investment Assets as of 12/31/2013
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$729,115,482	$95,346,729	$—	$824,462,211
Corporate debt	—	547,963,241	—	547,963,241
Mortgage backed securities	—	370,769,849	—	370,769,849
Asset backed securities	—	137,241,404	—	137,241,404
Common collective trust	—	69,570,782	—	69,570,782
Other fixed income investments	—	9,147,279	—	9,147,279
Futures contracts	128,810	—	—	128,810
Wrapper	—	—	173,603	173,603
Total investment contracts	729,244,292	1,230,039,284	173,603	1,959,457,179

Registered investment companies
Target date mutual funds	7,632,081	—	—	7,632,081
Fixed income based mutual funds	708,939,689	—	—	708,939,689
Equity based mutual funds	4,380,445,288	—	—	4,380,445,288
Money market funds	1,087,815,287	—	—	1,087,815,287
Total registered investment companies	6,184,832,345	—	—	6,184,832,345

Common collective trusts
Fixed income based funds	—	555,089,875	—	555,089,875
Equity based funds	—	4,397,544,036	—	4,397,544,036
Total common collective trusts	—	4,952,633,911	—	4,952,633,911

Raytheon Company common stock	1,355,553,494	—	—	1,355,553,494
Total Investments	$8,269,630,131	$6,182,673,195	$173,603	$14,452,476,929

As of December 31, 2013, there were no transfers between levels.

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan's Level 3 investment assets. The depreciation of the fair value of the wrap contracts is not included on the Statement of Changes in Net Assets Available for Benefits, nor does it affect participant balances or transactions, as the investment contracts are transacted at and carried at contract value on the Statements of Net Assets Available for Benefits.

	Level 3 investment Assets - 12/31/2014
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrapper	$173,603	$—	$(15,277)	$—	$—	$—	$158,326
Total	$173,603	$—	$(15,277)	$—	$—	$—	$158,326

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

Unrealized depreciation of $15,277 relates to investment assets held by the Plan at December 31, 2014.

	Level 3 investment Assets - 12/31/2013
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrapper	$1,929,349	$—	$(1,755,746)	$—	$—	$—	$173,603
Total	$1,929,349	$—	$(1,755,746)	$—	$—	$—	$173,603

Unrealized depreciation of $1,755,746 relates to investment assets held by the Plan at December 31, 2013.

5. Investment Contracts
For the plan year ended December 31, 2014 and 2013, the Plan included the Fixed Income Fund, which holds four Wrap Contracts issued by American General Life Insurance Company, JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “Wrap Contract Providers”).

A Synthetic GIC is designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of Wrap Contracts. Under the Wrap Contracts, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments that are subject to the Wrap Contracts. Individual assets wrapped by the Wrap Contracts are valued based on the policy discussed in Notes 2 and 4.

Income from the Synthetic GIC is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the Synthetic GIC.

The Synthetic GIC accrues interest using a formula embedded in the Wrap Contracts called the “crediting rate.” The Synthetic GIC uses the crediting rate formula to convert market value changes in the wrapped assets into income distributions in order to minimize the difference between the market and contract value of the wrapped assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The Wrap Contracts provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the Wrap Contract Providers to pay further participant redemptions.

The Fixed Income Fund and the Wrap Contracts purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Wrap Contracts limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
Wrap Contract Provider.
4.    Complete or partial termination of the Plan.

5.    Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
7.    Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.    Any material early retirement program, group termination, group layoff, facility closing, or similar program.
9.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
10.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.
A Wrap Contract Provider may terminate a Wrap Contract at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the Wrap Contract in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A Wrap Contract Provider may also terminate a Wrap Contract if FMTC's investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the Wrap Contract fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating Wrap Contract Provider would not be required to make a payment to the Fixed Income Fund.
Wrap Contracts generally impose conditions on both the Plan and the Wrap Contract Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the Wrap Contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The Wrap Contract Provider may be in default if it breaches a material obligation under the Wrap Contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the Wrap Contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The Wrap Contract Providers' ability to meet their contractual obligations under the respective Wrap Contracts may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a Wrap Contract Provider, the Plan was unable to obtain a replacement Wrap Contract, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the Wrap Contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a Wrap Contract Provider and an inability to obtain a replacement Wrap Contract could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a Wrap Contract generally provide for settlement of payments only upon termination of the Wrap Contract or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Wrap Contract Provider. Wrap Contract termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the Wrap Contract terminates due to the default of the Wrap Contract Provider (other than a default occurring because of a decline in its rating), the Wrap Contract Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a Wrap Contract terminates due

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

to a decline in the ratings of the Wrap Contract Provider, the Wrap Contract Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the Wrap Contract. If the Wrap Contract terminates when the market value equals zero, the Wrap Contract Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. Wrap Contract termination also may occur by either party upon election and notice.
The Wrap Contract Provider may elect to terminate the Wrap Contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each Wrap Contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the Wrap Contract apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the Wrap Contract and the contract can terminate in segments over a period of time. In the event a Wrap Contract Provider sought to terminate its Wrap Contract or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that Wrap Contract Provider with another financial institution.
Plans investing in Wrap Contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the Wrap Contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The fair value of the Fixed Income Fund's Synthetic GIC exceeded the contract value by $46,704,341 and $51,326,695, at December 31, 2014 and December 31, 2013 respectively. The crediting rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	December 31, 2014	December 31, 2013
Average annual yield	2.24%	2.33%
Crediting interest rate	2.30%	2.30%
6. Futures contracts
A futures contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2014 and 2013, the Synthetic GICs contained futures contracts. The Plan uses fixed income futures contracts to manage exposure to the market. Buying futures contracts tends to increase the Plan's exposure to the underlying instrument. Selling futures contracts tends to decrease the Plan's exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the futures contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation (depreciation) of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income futures positions.

Futures contracts involve, to varying degrees, credit and market risks. The Fund enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

A summary of open fixed income futures is presented below as of December 31, 2014 and 2013.

	Long Contracts		Short Contracts
	2014		2014
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 2 Year Treasury Note	564	$123,286,875	—	$—
US 5 Year Treasury Note	—	—	242	28,780,984
US 10 Year Treasury Note	—	—	281	35,629,922
US Ultra Bond (CBT)	25	4,129,688	—	—
US Long Bond (CBT)	—	—	70	10,119,375
	589	$127,416,563	593	$74,530,281

	Long Contracts		Short Contracts
	2013		2013
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 5 Year Treasury Note	639	$76,240,688	—	$—
US 10 Year Treasury Note	—	—	130	15,996,094
US Ultra Bond (CBT)	—	—	93	12,671,250
US Long Bond (CBT)	—	—	198	25,405,875
Euro Dollar 90 Day	161	39,422,863	161	39,899,825
	800	$115,663,551	582	$93,973,044

The average number of futures contracts held during the years ended December 31, 2014 and December 31, 2013 was 1070 and 785 contracts, respectively, based on a quarterly average.

7. Certain Transactions Involving Parties-In-Interest

The Trustee of the Plan, FMTC, is a party-in-interest with respect to the Plan. Certain Plan transactions involve FMTC or its affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of FMTC. The Plan also pays fees to the Trustee. In addition, the Plan has a revenue sharing agreement with the Trustee whereby certain revenue received by the Trustee from sponsors of some Plan investment options is paid to the Trust. For the year ended December 31, 2014, $170,149 in such revenue sharing was allocated to participant accounts.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties in interest with respect to the Plan.

The Plan Sponsor, Raytheon Company, is a party in interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $26,064,271 and sales amounted to $194,662,744 for the year ended December 31, 2014. Dividend income from shares of Raytheon Company common stock amounted to $23,897,723 for the year ended December 31, 2014.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2014 and 2013

8. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.
9. Federal Income Tax Status
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may from time to time hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2014 and 2013, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 21, 2014, the IRS informed the Company that it completed its examinations of the Plan for 2009, 2010 and 2011 and accepted the Plan's Form 5500s as filed. The Plan administrator believes the Plan is no longer subject to federal tax examination for years prior to 2012.
10. Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
ABN Amro Bk	2.5% 10/18 144A	$2,645,000	$2,671,492
ANZ Natl Intl	1.12% 3/16 144A	3,320,000	3,331,783
AT&T Inc	3.875% 8/15/21	635,000	664,405
AT&T Inc	1.6% 2/15/17	1,775,000	1,778,728
AT&T Inc	1.4% 12/01/17	520,000	514,822
AT&T Inc	3ML+91 11/27/18	1,590,000	1,615,551
AT&T Inc	2.3% 3/11/19	135,000	134,858
Abbvie Inc	2% 11/6/18 WI	2,680,000	2,671,009
Aetna Inc	4.125% 6/01/21	250,000	268,547
Agrium Inc	3.15% 10/01/22	250,000	244,042
Allied Wrld As	7.5% 8/01/16	1,350,000	1,474,083
Allya	2012-2 A3 0.74% 4/16	19,650	19,655
Allya	2012-4 A3 0.59% 1/17	179,160	179,142
Allyl	2013-SN1 A3 .72% 05/16	406,454	406,591
Allya	2013-2 A3 0.79% 01/18	4,400,000	4,396,247
Allyl	2014-SN1 A3 .75% 02/17	500,000	499,124
Altria Group Inc	9.7% 11/10/18	883,000	1,121,240
Altria Group Inc	9.25% 8/6/19	40,000	51,410
Altria Group Inc	2.85% 8/09/22	520,000	505,282
American Exp Co	2.65% 12/2/22	2,012,000	1,973,331
American Express	1.55% 5/22/18	230,000	227,813
Amxca	2013-3 A .98% 05/19	6,342,000	6,339,812
Amxca	2014-2 A 1.26% 1/20	2,500,000	2,494,010
Amxca	2014-4 A 1.43% 06/20	990,000	988,070
American Ex Crd	2.125% 3/18/19	1,790,000	1,787,754
American Honda Fin	2.125 10/18	450,000	452,738
AIG Intl Grp	4.875% 6/01/22	600,000	674,006
American Intl Group	2.3% 7/19	1,955,000	1,956,990
Amer Intl Grp Glb	5.6% 10/18/16	300,000	322,460
American Intl	5.85% 1/16/18	500,000	559,050
Amgen Inc	4.1% 6/15/21	2,255,000	2,420,111
Anadarko Pete	6.95% 6/15/19	995,000	1,162,509
Anadarko Petro	6.375% 9/15/17	500,000	555,939
Anglo Amer cap	4.125 4/21 144A	250,000	250,840
Anheuser Busch	2.5% 7/15/22	3,208,000	3,117,797
AB Inbev Fin	2.15% 2/1/19	1,130,000	1,134,555
Aon Corp	3.125% 5/27/16	1,800,000	1,847,428
Apple Inc	1% 5/3/18	6,023,000	5,927,770
Apple Inc	2.85% 5/6/21	1,255,000	1,283,814

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Atmos Energy	6.35 6/15/17	126,000	140,731
Australia & Nz	1.875% 10/06/17	430,000	433,928
Australia & Nz	1.45% 5/15/18	460,000	454,098
Anz Ny Bran	1.25% 1/10/17	680,000	680,246
Aust & Nz Bkg Ny	2.25% 6/13/19	650,000	653,114
Avalonbay Comm	3.625% 10/1/20	209,000	217,379
Axis Specialty	5.875% 6/1/20	2,150,000	2,435,477
BACCT	2014-A3 A 1ML+29 01/20	9,000,000	8,998,380
BB&T Corporation	6.85% 4/19	9,000	10,677
BB&T Corp	2.25% 02/01/19	1,140,000	1,142,334
Bhp Billiton Fn Ltd	3.85 9/23	1,390,000	1,463,316
Bp Cap Markets	3.125% 10/1/15	1,500,000	1,527,075
Bp Cap Mkts	3.561% 11/01/2021	665,000	679,425
Bp Capital Mkts	1.375% 11/6/17	450,000	445,128
Bpcm	1.375% 5/10/18	450,000	442,051
Bnp Pariba	2.45% 03/17/19	451,000	457,014
Bpce Sa	2.5% 12/10/18	1,100,000	1,114,996
Bpce Sa	1.625% 2/10/17	450,000	450,936
Bpce Sa	2.5% 7/15/19	1,300,000	1,305,121
Bmwlt	2014-1 A3 .73% 02/17	818,000	817,252
Heathrow Fdg Ltd	2.5 6/15 144A	1,260,000	1,260,772
BACM	2006-1 A1A CSTR 9/45	3,077,035	3,177,014
BACM	2005-2 A5 CSTR 7/43	1,170,059	1,174,704
BACM	2006-2 A4 CSTR 5/45	3,000,000	3,123,576
BACM	2006-2 A1A CSTR 5/45	2,231,771	2,350,552
BACM	2006-4 A4 5.634 7/46	406,961	425,793
BACM	2006-4 A1A CSTR 7/46	1,021,169	1,081,148
BACM	2007-4 A4 CSTR 2/51	2,954,732	3,220,903
Bk Of Amer Glb	5.625 10/16 MTN	45,000	48,203
Bank Of America	6% 9/01/17	2,225,000	2,453,568
Bank Amer Na	1.25% 02/14/17	450,000	448,991
Bank Amer	5.65% 5/01/18	4,525,000	5,027,153
Bank Of America	3.75% 7/12/16	265,000	274,541
Bank Of America Cor	5.7% 1/22	640,000	741,400
Bank Of America Crp Mtn	2 1/18	450,000	449,658
Bank Amer Fdg C	3.3% 01/11/23	1,700,000	1,700,131
Bank Amer Fdg Crp	2.6% 1/15/19	6,875,000	6,928,460
Bank America Corp	2.65% 4/1/19	890,000	896,528
Bank Amer Fdg C	4.2% 08/26/24	1,260,000	1,283,594
BAAT	2012-1 A3 0.78% 6/16	146,276	146,295

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BAAT	2012-1 A4 1.03 12/16	470,000	471,089
Bank Of Ny	5.45% 5/15/19	86,000	97,498
Bank Nova Scotia	2.55% 1/12/17	27,000	27,691
Bank T-M Ufj	1.65% 2/26/18 144	470,000	463,793
Bank T-M Ufj	2.7% 9/9/18 144A	450,000	457,797
Bk Tk-Mtltd	3.75% 3/10/24 144A	1,290,000	1,336,230
Barclays Plc	2.75% 11/8/19	334,000	331,959
Barclays Glb Mtn	5% 9/22/16	5,500,000	5,862,318
Barclays Bnk Plc	2.5% 02/20/19	1,900,000	1,925,243
Barclays Bk	6.05% 12/4/17 144A	1,855,000	2,042,683
Baxter Intl Glbl	4.625 3/15/15	18,000	18,148
Bayer Us Fin	3% 10/8/21 144A	1,115,000	1,124,065
BSCMS	05-T18 A4 4.933% 2/42	114,025	114,031
BSCMS	05-PWR8 A4 4.674% 6/41	349,073	350,676
BSCMS	2004-PWR4 A3 CSTR 6/41	6,318	6,316
BSCMS	2006-T22 A1A CSTR 4/38	702,602	733,450
BSCMS	06-PW12 A1A CSTR 9/38	547,422	575,307
BSCMS	2006-PW13 A4 5.54%0 9/41	2,610,363	2,745,125
BSCMS	2006-PW13 A1A 5.533 9/41	686,941	728,552
BSCMS	2006-PW14 A4 5.201 12/38	3,515,000	3,724,979
BSCMS	2006-PW14 A1A 5.189	317,272	336,442
BSCMS	2007-T26 A4 CSTR 1/45	2,951,357	3,161,178
Bear	7.25% 2/01/18	1,350,000	1,555,943
Becton Dickinso	1.75% 11/8/16	1,170,000	1,178,968
Becton Dickinso	2.675% 12/19	670,000	678,811
Berkley Wr Corpmtn	7.375% 9/19	700,000	828,544
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,447,388
BMWOT	2014-A A3 0.97% 11/18	1,535,000	1,533,336
Branch Banking Frn	9/13/16	2,178,000	2,170,556
British Sky	BR 3.75% 9/24 144A	800,000	804,899
British Telecom Plc	2.35% 2/19	1,074,000	1,072,458
Burlington North San	4.1% 6/21	2,000,000	2,169,238
CBS Corp	4.3% 2/15/21	770,000	829,087
CDP Finl Inc	3.15% 07/24 144A	1,765,000	1,799,511
CD	2005-CD1 A4 CSTR 7/44	5,515,356	5,604,473
CD	06-CD2 A4 CSTR 1/46	3,000,000	3,084,645
CD	06-CD2 A1B CSTR 1/46	1,133,061	1,170,085
CD	2007-CD5 A1A 5.8% 11/44	763,015	827,376
Cigna Mtn	5.125% 6/15/20	1,350,000	1,504,467
Cigna	4% 2/15/22	1,670,000	1,759,711

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Comm 2014-UBS4 A2	2.963% 08/47	4,580,000	4,702,048
Comm 2014-UBS3 A2	2.844% 6/47	3,200,000	3,291,798
Comm	2012-LC4 A1 1.156% 12/44	304,998	306,208
Comm	2012-CR5 A1 0.673% 12/45	608,509	606,257
Comm	2012-CR1 A1 1.116% 5/45	7,795	7,797
Comm	2012-CR1 A2 2.35% 5/45	360,000	365,485
Comm	2012-CR2 A1 .824% 08/45	114,942	114,714
Comm	2013-CR9 A1 1.3440% 7/45	149,577	150,448
Comm	2014-CR17 A2 3.012% 05/47	630,000	651,777
CVS Caremark	2.25% 12/5/18	355,000	358,178
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,576,897
Capital One Fin	6.75% 9/15/17	18,000	20,308
Capital One Fin	2.45% 04/24/19	1,520,000	1,516,518
Capital One Fin	3.75% 04/24/24	860,000	878,575
Comet	2013-A1 A1 .63% 11/18	815,000	814,359
Comet	2013-A3 A3 .96% 9/19	1,296,000	1,291,227
Comet	2014-A2 A2 1.26% 01/20	890,000	888,915
Capital One Bk	3.375% 2/15/23	2,710,000	2,694,935
Capital One Bk	2.25% 2/13/19	910,000	903,410
Capital One Bk	2.95% 07/23/21	965,000	958,962
Carmx	2012-1 A3 0.89% 9/16	260,004	260,213
Carmx	2013-3 A3 .97% 11/15/16	3,656,000	3,663,711
Carmx	2013-4 A2 .7% 11/16	123,542	123,561
Carmx	2014-1 A2 .47% 02/17	186,496	186,458
Carmx	2014-4 A3 1.25% 11/19	3,377,000	3,367,740
Carnival Corp	1.2% 2/5/16	910,000	909,625
Celgene Corp	1.9% 8/15/17	720,000	722,587
CHAIT	2006-A2 A2 5.16 4/18	2,000,000	2,098,024
CHAIT	July 2, 2002	1,000,000	994,418
CHAIT	2012-A8 A8 0.54% 10/17	3,000,000	2,998,518
CHAIT	13-A6 A6 1193476+.42% 07	3,797,000	3,803,049
CHAIT	2013-A8 A8 1.01% 10/18	450,000	449,991
CHAIT	2014-A1 A 1.15% 01/19	1,500,000	1,499,264
CHAIT	2014-A7 A 1.38% 11/19	993,000	989,054
Chevron Corp Ne	1.104% 12/5/17	854,000	849,756
CCART	14-BA A2 0.69% 09/17	3,500,000	3,502,485
Cisco Systems	5.5% 2/22/16	14,000	14,773
Cisco Systems Inc	2.125% 3/19	900,000	904,235
Citigroup Inc Mtn	8.5% 5/22/19	2,500,000	3,115,168
Citigroup Inc	4.5% 1/14/22	755,000	825,032

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Citigroup Inc	3.375% 3/01/23	520,000	524,650
Citigroup Inc	3.875% 10/25/23	1,110,000	1,153,736
Citigroup Inc	2.55% 04/08/19	1,100,000	1,107,235
Citigroup Inc	1.55% 08/14/17	600,000	598,348
CCCIT	2006-A7 A7 3ML+6 12/18	3,900,000	3,887,189
CCCIT	2008-A6 A6 1ML+120 5/17	1,500,000	1,505,828
CCCIT	13-A2 A2 1193476+.28% 05	1,600,000	1,597,486
CCCIT	13-A3 A3 1.11% 7/23/18	1,940,000	1,945,298
CCCIT	2013-A6 A6 1.32% 09/18	4,252,000	4,275,573
CCCIT	2014 A2 1.02% 02/19	6,600,000	6,574,623
CCCIT	2014-A4 A4 1.23% 04/19	880,000	878,621
CGCMT	2006-C5 A4 5.431% 10/49	370,000	391,802
CGCMT	2006-C5 A1A 5.425 10/49	917,184	972,540
CGCMT	13-GC11 A1 0.672% 12/17	254,820	253,730
CGCMT	13-GC17 A2 2.962% 11/46	3,800,000	3,917,747
Citizens Bk Mtn	2014-GC21 A3 3.493% 5/47	2,620,000	2,722,856
Citizens Bk Mtn	2.45% 12/04/19	590,000	586,852
Cleveland Elec	7.88% 11/01/17	14,000	16,271
Coca-Cola Co	1.8% 9/01/16 WI	1,735,000	1,764,391
Colgate-Palm Mtn	1.375% 11/15	270,000	271,937
Colgate-Palmolive	0.9% 5/1/18	596,000	582,412
Comcast Corp	5.9% 3/15/16	495,000	524,893
Comcast Corp Glb	5.875% 2/15/18	1,834,000	2,063,476
Comerica Inc	2.125% 05/23/19	267,000	265,214
Comm	2006-C8 A4 5.306% 12/46	2,406,579	2,549,352
Comm	2006-C8 A1A 5.292 12/46	665,402	710,961
Comm	2006-C7 A4 CSTR 6/46	3,399,674	3,563,382
Comm	2006-C7 A1A CSTR 6/46	1,008,545	1,059,669
Comm	2013-LC6 A1 .7240% 1/46	182,102	181,149
GCCFC	2007-GG9 A2 5.381% 3/39	83,714	83,950
Commonwealth NY	2.5% 09/20/18	1,985,000	2,018,745
Commonwealth NY	2.25% 03/13/19	2,004,000	2,013,339
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,683,759
Comwlth Edison	2.15% 01/15/19	177,000	178,322
Rabobnk Nedrld Mtn	2.125% 10/15	985,000	996,816
Rabobank	3.375% 1/19/17	39,000	40,686
Coventry Health	5.95% 3/15/17	1,000,000	1,093,787
Coventry Hlth	5.45% 6/15/21	300,000	344,672
Credit Suisse Fb	4.875 1/15/15	90,000	90,152
Credit Suis Fb Usa	5.125 8/15	79,000	81,102

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CSMC	2007-C2 A2 CSTR 1/49	8,184	8,124
Credit Suisse Ny	1.375 5/17	3,140,000	3,131,908
Credit Suisse Ny	2.3% 5/19	2,280,000	2,276,085
CSFB	2005-C5 A4 5.1% 8/38	2,221,045	2,250,528
CSFB	05-C5 AM CSTR 8/38	1,200,000	1,224,713
CSMC	2006-C1 A4 CSTR 2/39	1,600,000	1,646,112
Cummins Inc	3.65% 10/01/23	535,000	562,772
DBUBS	2011-LC3A A1 2.238% 8/44	42,937	43,295
DCP Midstream	9.75% 3/15/19 144	1,475,000	1,844,939
DCP Midstream Op	2.7% 4/01/19	920,000	900,583
Daimler Fin Llc	2.3% 1/15 144A	1,270,000	1,270,471
Daimler Fina Na	1.65% 4/15 144	150,000	150,335
Daimler Fn Na	1.875% 1/18 144A	950,000	953,301
Dayton Pow &Lgt	1.875% 9/16	1,025,000	1,036,597
John Deere Cap	2.25% 6/07/16	2,850,000	2,913,854
John Deere Cap	3.9% 7/12/21	500,000	541,889
John Deere Cap Mtn	3.15% 10/21	850,000	881,322
Deutsche Bank Ag	2.5% 2/13/19	1,663,000	1,683,362
Devon Energy Co	3.25% 5/15/22	1,000,000	982,357
Devon Energy Co	2.25% 12/15/18	459,000	457,346
Directv Holdgs LLC	3.125% 2/16	1,400,000	1,432,025
Directv Hldgs	3.5% 3/01/16	1,700,000	1,744,656
Directv Hldgs	3.8% 3/15/22	590,000	600,248
Discover Bk	2% 02/21/18	3,675,000	3,665,423
DCENT	2012-A1 A1 0.81% 8/17	1,744,000	1,744,820
DCENT	2012-A5 A5 1ML+20 1/18	2,900,000	2,899,527
DCENT	2013-A2 A2 .69% 07/18	3,925,000	3,920,082
DCENT	2013-A5 A5 1.04% 04/19	2,460,000	2,457,577
DCENT	2014-A3 A3 1.22% 10/19	1,880,000	1,876,793
DCENT	2014-A5 A 1.39% 04/20	2,630,000	2,624,509
Dominion Gas Hldgs	2.5% 12/19	1,200,000	1,202,977
Dow Chemical	3% 11/15/22	1,425,000	1,392,313
Dr Pepper Snapp	2.9% 1/15/16	685,000	698,916
Duke Energy Cor	2.15% 11/15/16	47,000	47,882
Duke Energy Cor	1.625% 8/15/17	855,000	855,630
Duke Energy Cor	2.1% 06/15/18	364,000	367,358
Duke Energy Car	1.75% 12/15/16	555,000	563,177
Erp Operat Lp	4.625% 12/15/21	15,000	16,410
Erp Operating Lp	2.375% 7/19	286,000	284,778
Erac USA Llc	3.3% 10/22 144A	745,000	738,723

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Erac USA Fin	2.8% 11/1/18 144A	220,000	224,717
Erac USA Fin	3.85% 11/24 144A	225,000	228,183
Ecolab Inc	4.35% 12/8/21	770,000	838,984
El Paso Nat	5.95% 4/15/17	1,860,000	2,000,281
Enlink Midstrm Lp	2.7% 4/1/19	660,000	649,929
Enterprise Prdcts	3.9% 2/15/24	1,335,000	1,359,681
Enterprise Prd	2.55% 10/15/19	620,000	613,758
Enterprise Prd	3.75% 02/15/25	615,000	617,342
Express Scrip Hd	2.25% 6/15/19	760,000	751,862
Fpl Group	7.875% 12/15	11,000	11,705
FHLG	6.00% 8/26 #G00587	47,182	52,872
FHLG	8.50% 7/28 #G00981	125,607	149,993
FHLG	5.50% 3/34 #G01665	143,821	161,895
FHLG	15YR 5.0% 4/20 #G11682	544,236	579,251
FHLG	15YR 5.50% 2/20 #G11728	1,745,522	1,873,600
FHLG	15YR 6.50% 4/18 #G11452	42,522	44,502
FHLG	April 15, 2050	55,633	58,586
FHLG	10.00% 10/30 #G20027	353,076	400,385
FHLG	15YR 5.00% 5/18 #P10034	94,863	97,733
FHLG	20YR 6.00% 9/27 #G30357	264,303	299,362
FHLG	20YR 5.50% 7/28 #G30564	538,285	601,085
FHLG	6.50% 5/22 #D95395	33,649	37,506
FHLG	15YR 6.50% 4/16 #E83211	2,002	2,059
FHLG	June 15, 2000	71,996	75,096
FHLG	15YR 6.50% 6/17 #E90325	42,144	44,449
FHLG	15YR 6.00% 7/17 #E90474	53,395	56,117
FHLG	15YR 5.00% 12/17 #E93561	55,424	57,960
FHLG	15YR 4.00% 6/18 #E96973	78,684	83,249
FHLG	15YR 4.50% 8/18 #E98688	222,461	234,047
FHLG	15YR 4.50% 10/18 #E99833	249,697	262,948
FHLG	15YR 4.50% 9/18 #E99205	180,952	190,553
FHLG	15YR 5.00% 10/18 #E99955	32,536	34,255
FHLG	4.50% 6/23 #A45156	372,123	403,477
FHLG	6.00% 9/37 #G03282	280,137	315,629
FHLG	5.50% 12/37 #G03696	462,382	517,020
FHLG	6.00% 1/38 #G03781	543,534	612,562
FHLG	5.50% 12/37 #G03865	222,845	249,178
FHLG	5.50% 7/39 #G05546	485,335	542,079
FHLG	25YR 5.50% 7/35 #G05815	97,716	109,996
FHLG	15YR 5.00% 10/23 #G13276	345,079	373,145

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 5.00% 12/18 #G13293	92,898	97,836
FHLG	15YR 6.00% 11/23 #G13368	130,703	142,473
FHLG	15YR 6.50% 7/21 #G12934	61,974	66,780
FHLG	15YR 5.00% 3/19 #G13052	322,321	339,455
FHLG	5.50% 1/24 #G13432	547,062	596,841
FHLG	15YR 5.50% 12/21 #G13481	325,009	352,866
FHLG	15YR 4.00% 7/24 #G13596	262,355	280,362
FHLG	15YR 5.00% 4/20 #G13598	328,464	346,433
FHLG	15YR 6.00% 1/24 #G13647	530,301	578,090
FHLG	15YR 6.00% 1/24 #G13982	502,052	548,306
FHLG	15YR 5.50% 12/24 #G14015	2,923,899	3,180,121
FHLG	15YR 4.00% 9/25 #G14376	217,104	232,005
FHLG	15YR 3.50% 10/26 #G14450	2,432,850	2,584,713
FHLG	15YR 2.5% 06/23#G14775	296,299	307,873
FHLG	15YR 4.00% 6/24 #G18312	320,159	342,134
FHLG	6.50% 10/26 #C90995	230,355	261,621
FHLG	6.50% 8/26 #C90985	41,693	47,457
FHLG	15YR 6.00% 4/20 #J02203	30,098	32,088
FHLG	15YR 6.50% 1/20 #J02204	55,672	60,000
FHLG	15YR 4.50% 9/24 #J10826	466,332	501,764
FHLG	10YR 3.00% 8/21 #J16393	209,084	217,774
FHLG	10YR 3.00% 8/21 #J16442	184,222	191,878
FHLM ARM	2.98% 8/41 #1B8533	152,701	158,931
FHLM ARM	3.07% 9/41 #1B8608	89,211	93,280
FHLM ARM	3.717% 05/41#1B8124	66,638	70,390
FHLM ARM	3.224% 4/41#1B8179	51,006	53,523
FHLM ARM	3.464% 5/1/41#1B8304	54,792	57,691
FHLM ARM	3.627% 6/1/41#1B8372	79,359	83,739
FHLM ARM	3.283 6/1/41	50,679	52,954
FHLM ARM	3.242% 9/1/41#1B8659	47,487	49,710
FHR	192 I 9% 2/22	112,720	127,578
FHLG	4.00% 12/40 #C03565	143,284	153,099
FHLG	6.00% 8/28 #C13910	55,562	63,244
FHLG	4.00% 4/39 #A85531	184,132	196,976
FHLG	4.00% 1/41 #A96478	704,708	752,984
FHLG	15YR 6.00% 10/16 #E01054	30,291	31,433
FHLG	15YR 5.50% 3/17 #E01136	10,923	11,369
FHLG	15YR 5.00% 12/17 #E01280	32,891	34,396
FHLG	15YR 6.50% 10/17 #E01254	8,518	9,002
FHLG	15YR 5.50% 11/18 #E01497	116,138	123,693

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 4.00% 9/25 #E02787	273,479	294,130
FHLG	15YR 4.00% 4/26 #E02867	140,128	150,315
FHLG	15YR 4.50% 11/18 #B10931	152,156	160,374
FHLG	15YR 5.50% 11/18 #B10916	216,112	230,169
FHLG	15YR 4.50% 10/18 #B12459	38,115	40,173
FHLG	15YR 4.50% 4/19 #B13051	36,741	38,794
FHLG	15YR 4.50% 6/19 #B14961	106,537	112,757
FHLM AR	12M+187.9 10/42#849255	422,270	443,993
FHLG	15YR 2.5% 09/22#J20415	157,506	161,887
FHLB	0.875% 05/24/17	565,000	564,169
FHLB	0.5% 09/28/16	6,745,000	6,728,960
FHLB	0.62% 11/23/16	2,270,000	2,268,005
FHLG	6.50% 9/23 #Z40030	3,224,113	3,613,469
FHLG	6.50% 5/24 #Z40034	3,424,520	3,844,231
FHLG	5.50% 5/34 #Z40042	1,073,856	1,206,527
FHLG	6.50% 8/21 #C90473	339,529	376,897
FHR	2344 ZJ 6.5 8/31	8,228	9,550
FHR	2420 MZ 6.5% 2/32	711,541	824,496
FHR	2399 OH 6.5 1/32	72,472	84,105
FHR	2425 OB 6 3/17	22,533	23,476
FHR	1584 L 6.5 9/23	109,644	122,802
FHR	1577 PK 6.5 9/23	38,784	42,620
FHR	1617 PM 6.5 11/23	88,422	99,208
FHR	1837 Z 6.5 4/26	69,355	77,923
FHR	1835 D 6 4/26	86,670	93,825
FHR	2068 B 10% 11/22	16,197	18,386
FHR	2075 PH 6.5 8/28	64,812	72,201
FHR	2208 PG 7% 1/30	115,175	133,778
FHR	2262 Z 7.5% 10/30	56,153	66,848
FHR	2363 PF 6% 9/16	12,760	13,132
FHR	2356 GD 6% 9/16	11,762	12,180
FHR	2355 BP 6 9/16	14,333	14,804
FNR	1992-205 Z 7 11/22	109,503	123,036
FNR	G93-3 K 7% 2/23	46,586	52,309
FNR	1993-250 Z 7 12/23	46,834	47,292
FNR	1994-40 Z 6.5 3/24	247,876	270,373
FNR	1997-46 PL 6% 7/27	332,313	367,178
FNR	2001-7 PF 7% 3/31	5,836	6,816
FNMA	.875% 2/8/18	2,019,000	1,996,036
FNMA	0.875% 05/21/18	1,370,000	1,347,340

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	1.875% 09/18/18	3,531,000	3,588,672
FNMA	1.625% 11/27/18	8,567,000	8,627,980
FNMA	1.875% 2/19/19	745,000	756,305
FNMA	1.75% 06/20/19	7,870,000	7,908,783
FNMA	1.75% 11/26/19	8,240,000	8,244,557
FNR	2011-88 AB 2.5% 9/26	146,178	149,618
FNR	2012-15 FP 1ML+38 6/40	579,917	582,514
FNR	2012-94 E 3% 6/22	680,770	703,679
FNR	2013-9 FA 1ML+35 03/42	808,264	811,998
FNR	2013-16 GP 3% 03/33	1,333,694	1,382,592
FNR	2013-72 KE 3.5% 02/43	2,501,730	2,634,364
FNA	2014-M9 AB2 3.055% 07/24	3,760,000	3,828,981
FNMA	20YR 6.50% 7/18 #251825	56,595	60,615
FNMA	20YR 6.50% 11/18 #252104	53,802	57,951
FNMA	20YR 6.50% 3/19 #252348	38,302	41,474
FNMA	15YR 5.50% 4/18 #254686	111,060	117,262
FNMA	20YR 5.00% 5/23 #254762	279,617	308,739
FNMA	20YR 5.50% 6/23 #254764	184,042	205,661
FNMA	5.50% 6/33 #254767	1,234,203	1,387,148
FNMA	20YR 6.00% 9/21 #253999	36,519	41,324
FNMA	6.50% 10/21 #254044	5,484	6,103
FNMA	15YR 7.00% 5/17 #254353	8,042	8,435
FNMA	20YR 6.00% 11/22 #254544	51,844	58,666
FNMA	20YR 5.00% 3/25 #255667	799,198	882,433
FNMA	20YR 5.50% 9/23 #254916	303,997	339,706
FNMA	15YR 4.00% 9/18 #254919	66,948	70,991
FNMA	15YR 4.50% 11/18 #254952	826,975	871,398
FNMA	15YR 4.50% 12/18 #255031	815,825	859,647
FNMA	5.00% 8/25 #255810	828,784	915,100
FNMA	6.00% 7/27 #256803	371,376	420,387
FNMA	20YR 6.00% 10/27 #256928	236,791	268,316
FNMA	20YR 6.00% 1/28 #257048	178,217	202,106
FNMA	6.00% 2/28 #257076	182,927	207,396
FNMA	5.50% 11/34 #310105	762,246	856,518
FHR	3728 EA 3.5% 9/20	880,835	888,932
FHR	3763 QA 4% 4/34	242,604	253,961
FHR	3803 EN 3.5% 2/24	2,252,174	2,384,483
FHR	3820 DA 4% 11/35	255,502	272,126
FHR	2011-3844 PJ 5% 01/40	1,173,833	1,264,476
FHR	2011-3893 MV 4% 04/33	2,066,101	2,088,578

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2011-3938 BE 2% 10/21	500,234	508,411
FHR	3943 EF 1ML+25 2/26	310,918	311,450
FHR	2012-4026 HA 3.5% 12/39	4,527,874	4,756,206
FHR	2012-4049 CA 3% 05/27	1,779,159	1,844,518
FHR	4046 LA 3% 11/2026	1,343,639	1,396,700
FHR Ser	4221 CLS GA 1.4% 7/23	1,003,987	1,000,928
FHR	2013-4281 BA 1.25% 11/33	3,475,444	3,480,915
FHLMC	2.375% 1/13/22	3,645,000	3,682,522
FHLMC	1.25% 5/12/17	272,000	274,087
FHLMC	1% 9/29/17	2,658,000	2,652,596
FHLMC	.75% 1/12/18	5,271,000	5,195,772
FHLMC	0.875% 02/22/17	876,000	877,467
FHR	2010-3736 QB 4% 05/37	4,265,000	4,435,144
FNMA	7-YR 3.18% 12/17 #466897	1,000,000	1,024,005
FNMA	15YR 8.00% 9/15 #535460	2,267	2,291
FNMA	20YR 6.50% 12/21 #545419	1,982	2,204
FNMA	6.50% 7/32 #545759	35,694	41,520
FNMA	6.50% 7/32 #545762	18,183	21,151
FNMA	15YR 6.00% 3/18 #555390	18,504	19,432
FNMA	15YR 6.50% 6/15 #555720	18	18
FNMA	15YR 6.00% 6/16 #583745	3,442	3,539
FNMA	15YR 5.50% 12/16 #611007	5,747	5,970
FNMA	15YR 5.50% 10/16 #612660	19,300	19,955
FNMA	15YR 6.50% 3/17 #627139	8,233	8,614
FNMA	15YR 5.50% 2/17 #634197	89,896	93,657
FNMA	15YR 7.00% 3/17 #636917	11,794	12,389
FNMA	15YR 7.00% 5/17 #638774	36,786	38,706
FNMA	20YR 4.50% 5/26 #AH0473	121,805	132,862
FNMA Arm	2.69% 9/41 #AH5260	262,869	274,312
FNMA Arm	3.228% 7/41#AI3469	72,624	76,306
FNMA Arm	3.01% 8/41 #AI4358	52,750	54,904
FNMA Arm	3.545% 07/41#AI6050	74,153	78,156
FNMA Arm	3.365% 10/41#AI6819	39,032	41,044
FNMA Arm	3.37% 9/41 #AI8935	79,286	84,984
FNMA Arm	09/41#AI9813	47,364	49,438
FNMA Arm	10/41#AJ3399	31,739	33,204
FNMA	15YR 5.50% 9/23 #AL0229	525,910	569,422
FNMA	15YR 5.50% 5/21 #AL0230	626,869	670,118
FNMA	5.50% 1/38 #AL0662	467,249	525,785
FNMA	15YR 3.50% 5/27 #AL1741	398,004	422,227

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 3.50% 3/27 #AL1746	923,334	982,125
FNMA	15YR 3.50% 5/27 #AL1751	216,310	229,475
FNMA	15YR 3.50% 1/26 #AL1168	211,458	224,856
FNMA	20YR 6.00% #AL1318	736,156	833,036
FNMA	20YR 5.5% 12/33 #AL4500	380,791	425,520
FNMA Arm	06/42#AO2244	76,894	79,345
FNMA	15YR 6.00% 5/17 #644987	22,154	23,230
FNMA	6.00% 4/25 #660719	111,879	125,121
FNMA	15YR 5.00% 3/18 #667792	42,410	44,538
FNMA	15YR 7.00% 7/17 #667070	75,934	80,220
FNMA	15YR 6.00% 11/17 #668811	10,351	10,870
FNMA	15YR 5.50% 11/17 #670452	72,039	75,704
FNMA	15YR 5.50% 1/18 #680143	8,306	8,739
FNMA	15YR 5.50% 2/18 #681383	68,034	71,407
FNR	2001-44 PD 7% 9/31	13,993	16,332
FNR	2001-71 MB 6 12/16	39,348	40,713
FNR	02-58 HC 5.5% 9/17	35,533	36,884
FHR	2474 NR 6.5 7/32	55,967	64,805
FHR	2484 LZ 6.5 7/32	101,655	117,660
FHR	2475 FB 1ML+100 2/32	392,578	403,899
FHR	2481 FB 1ML+100 2/32	395,082	406,476
FNW	2003-W4 2A 6.5% 10/42	17,350	19,308
FNR	2003-32 UN 4% 1/33	1,879,801	1,922,110
FNR	03-66 PA 3.5 2/33	471,644	488,368
FNR	2003-57 NK 5 6/18	19,913	20,925
FNR	2003-74 PG 4.5% 8/18	88,826	92,784
FHR	2527 TB 6% 11/32	32,569	36,302
FHR	2558 BD 5% 1/18	1,010,380	1,058,791
FSPC	T-54 2A 6% 2/43	102,600	115,959
FSPC	T-54 3A 7% 2/43	47,545	54,595
FHR	2590 BY 5% 3/18	1,282,444	1,345,371
FNR	2004-2 QL 4% 2/19	1,201,725	1,254,460
FNW	2004-W1 1A6 5.04% 11/43	279,762	285,101
FHR	2650 QN 4.5 1/33	67,949	70,001
FNR	04-33 MW 4.5% 1/30	19,588	19,803
FNR	2004-82 HJ 5.5% 9/32	618,446	634,180
FNR	2004-95 AN 5.5% 1/25	7	7
FNR	2004-91 AR 5.50% 4/33	2,397,539	2,517,851
FNR	2005-90 FC 1ML+25 10/35	182,372	183,056
FHR	2662 DG 5% 10/22	45,459	45,694

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2672 NH 0 9/18	196,499	204,941
FNR	2005-106 UF 1ML+30 11/35	176,915	177,900
FHR	2780 JG 4.5 4/19	8,432	8,622
FHR	2810 PD 6% 6/33	9,042	9,109
FNR	2006-41 MC 5.5% 7/35	132,373	138,150
FHR	2872 JG 4.5% 10/19	657,964	693,562
FHR	3117 JF 1ML+30 2/36	184,951	185,781
FNR	2006-90 BE 6% 4/35	342,175	351,370
FNR	2007-114 A6 1ML+20 10/37	500,000	492,716
FNR	2007-77 MH 6 12/36	125,204	133,847
FNR	2008-29 BG 4.7% 12/35	66,412	68,820
FNR	2008-29 CA 4.5% 9/35	1,584,785	1,646,951
FNR	2009-10 AB 3/24	91,103	97,409
FHR	3397 FC .8613% 12/37	1,943,579	1,957,472
FNR	2011-5 PA 4% 10/25	59,817	61,639
FNR	2011-23 AB 2.75% 6/25/20	112,673	115,368
FNR	2011-40 DK 4% 11/25/37	508,803	512,062
FNR	2010-12 AY 4% 10/23	95,399	96,158
FHR	3564 JA 4 1/18	191,002	199,034
FNR	2010-31 AP 4.5% 02/40	1,996,757	2,098,355
FNR	2010-123 DL 3.5% 11/25	127,038	131,075
FHR	2010-3747 HK 2.5% 07/37	4,176,049	4,266,010
FHR	2010-3747 HM 3% 07/37	3,652,420	3,763,207
FHR	3741 HD 3% 11/15/39	235,103	242,291
FNR	2010-135 DE 2.25% 4/24	194,588	198,805
FNR	2010-143 B 3.5% 12/25	222,289	230,500
FHR	3636 KE 5% 12/36	20,708	20,741
FNMA	15YR 4.00% 9/18 #682450	14,306	15,170
FNMA	8.00% 6/27 #695533	12,005	14,313
FNMA	6.00% 3/33 #695584	15,841	18,127
FNMA	15YR 4.50% 5/18 #697602	68,254	71,776
FNMA	15YR 5.00% 5/18 #707298	440,129	463,706
FNMA	15YR 5.00% 6/18 #709848	52,962	55,833
FNMA	15YR 5.00% 6/18 #709877	47,737	50,288
FNMA	15YR 4.50% 6/18 #710238	33,815	35,560
FNMA	15YR 4.50% 7/18 #720393	73,494	77,287
FNMA	15YR 4.50% 5/19 #725445	30,300	32,008
FNMA	15YR 4.50% 4/19 #725352	236,581	249,918
FNMA	15YR 5.50% 4/19 #725528	71,006	75,304
FNMA	15YR 5.50% 9/19 #725793	13,820	14,717

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 5.50% 9/19 #725796	19,359	20,750
FNMA	15YR 4.00% 7/18 #726128	24,819	26,318
FNMA	15YR 4.50% 8/18 #727466	45,719	48,078
FNMA	15YR 4.50% 8/18 #733772	138,540	145,850
FNMA	15YR 4.50% 12/19 #735290	55,930	59,173
FNMA	6.50% 11/22 #735137	149,323	163,471
FNMA	6.50% 12/32 #735415	18,284	21,262
FNMA	15YR 5.50% 3/20 #735521	26,780	28,574
FNMA	15YR 4.00% 12/18 #735522	235,151	249,353
FNMA	15YR 4.50% 10/20 #735926	10,702	11,423
FNMA	15YR 5.00% 11/18 #740462	37,926	40,056
FNMA	15YR 4.50% 3/19 #742078	129,630	137,040
FNMA	6.50% 7/35 #745092	19,265	22,376
FNMA	20YR 6.00% 4/24 #745407	109,652	124,083
FNMA	15YR 5.00% 11/18 #749596	116,230	122,874
FNMA	6.00% 9/33 #752786	25,925	28,683
FNMA	15YR 4.50% 3/19 #758528	122,167	129,068
FNMA	15YR 5.00% 4/19 #761326	85,866	91,006
FNMA	15YR 4.00% 6/19 #773153	72,021	76,370
FNMA	15YR 4.00% 7/19 #773445	150,283	159,360
FNMA	15YR 4.50% 4/19 #774267	40,002	42,321
FNMA	15YR 4.50% 4/19 #775768	69,333	73,563
FNMA	15YR 4.50% 5/19 #780233	224,801	237,268
FNMA	15YR 4.50% 7/19 #788390	8,162	8,642
FNMA	15YR 5.50% 10/19 #795064	18,403	19,777
FNMA	15YR 4.50% 10/19 #796680	226,955	241,145
FNMA	15YR 5.00% 12/19 #803919	181,189	193,202
FNMA	15YR 4.50% 2/20 #809744	6,257	6,666
FNMA	15YR 4.50% 11/20 #813915	10,020	10,721
FNMA	15YR 4.50% 10/20 #836381	35,568	38,056
FNMA	15YR 4.50% 7/21 #845515	6,709	7,212
FNMA	15YR 4.50% 1/21 #852735	1,268	1,358
FNMA	20YRS 6.00% 4/27 #888281	239,199	270,977
FNMA	6.50% 8/36 #888034	26,171	30,427
FNMA	15YR 5.00% 12/21 #888436	455,210	485,412
FNMA	4.50% 6/37 #888485	254,172	277,563
FNMA	6.50% 8/36 #888544	98,203	113,887
FNMA	15YR 5.00% 12/18 #888681	283,593	298,755
FNMA	15YR 4.50% 12/18 #888889	318,707	335,153
FNMA	7.50% 11/37 #888892	235,318	274,344

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 6.50% 1/23 #889111	392,520	434,795
FNMA	15YR 4.50% 3/21 #890081	420,787	444,500
FNMA	15YR 4.50% 11/19 #889395	3,836	4,055
FNMA	15YR 6.00% 2/23 #889634	591,818	648,539
FNMA	5.50% 2/37 #904918	167,443	186,275
FNMA	7.00% 12/36 #907742	31,657	35,319
FNMA	20 YR 5.50% 1/24 #925847	495,238	553,411
FNMA	20YR 6% 11/27#928866	517,092	586,639
FNMA	15YR 4.50% 7/21 #932885	424,337	451,193
FNMA	15YR 6.00% 6/22 #944357	196,358	215,371
FNMA	20YR 5.50% 7/27 #986156	497,837	556,316
FNMA	7.50% 11/38 #995504	173,493	201,459
FNMA	15YR 4.50% 12/20 #995320	1,014,020	1,078,887
FNMA	15YR 5.00% 12/20 #995324	670,172	716,598
FNMA	15YR 6.00% 1/24 #995425	360,280	396,142
FNMA	15YR 4.50% 12/20 #995465	172,452	184,182
FNMA	15YR 6.50% 2/24 #995658	104,486	116,376
FNMA	8.00% 11/37 #995783	32,672	37,319
FNMA	20 YR 5.00% 1/25 #995884	228,418	252,207
FNMA	10YR 2.5% 10/22#AB6544	214,697	220,937
FNMA	10YR 2.5% 10/22#AB6730	170,821	175,786
FNMA	10YR 2.5% 05/23 #MA1431	476,013	489,848
FNMA	20YR 5.% 8/26 #AD0787	755,308	833,972
FNMA	10YR 6.50% 12/37 #AD0070	204,546	230,753
FNMA	6.50% 9/28 #AD0329	190,921	216,815
FNMA	6.50% 12/35 #AD0723	108,497	126,128
FNMA	20YR 5.50% 4/29 #AD0912	259,951	290,486
FNMA	15YR 5.50% 3/24 #AE0467	129,535	141,494
FNMA	15YR 6.00% 3/24 #AE0745	267,601	293,248
FNMA	6.50% 8/36 #AE0746	84,099	95,793
FNMA Arm	11/40#AE6806	42,565	44,648
Fifth Third Ban	3.625% 1/25/16	1,150,000	1,178,550
Fifth Thrd Banc	1.45% 02/28/18	2,620,000	2,590,832
Fifth Third Ban	2.375% 4/25/19	250,000	251,138
Fitat Auto	14-3 A3 .96% 03/19	1,370,000	1,364,401
FICO	5/11/18	440,000	418,376
FICO Prin	0% 10/06/17	1,490,000	1,437,458
FICO	10/6/17	2,035,000	1,967,558
Fiserv Inc Mtn	3.125% 10/01/15	1,700,000	1,729,478
Fordo	2012-B A3 0.72% 12/15/16	337,636	337,809

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Fordo	2013-C A2 0.55% 4/16	261,310	261,311
Fordl	2014-A A3 .68% 04/17	432,000	431,608
Fordo	2014-C A3 1.06% 05/19	2,060,000	2,054,051
Ford Mtr Cr Llc	4.25% 9/20/22	1,475,000	1,565,071
Ford Mtr Cr	2.875% 10/01/18	1,500,000	1,526,318
Ford Mtr Cr Llc	2.375% 1/16/18	1,680,000	1,689,736
Forest Labs	4.875 2/15/21 144A	840,000	900,664
Freeport Mcmor	4% 11/21	1,475,000	1,461,433
GEMNT	2012-5 A 0.95% 6/15/18	1,163,000	1,164,862
GMACC	2004-C2 A4 5.301% 8/38	3,247	3,252
GMACC	2006-C1 A4 5.238% 1/45	2,498,340	2,542,556
GSMS	2012-GC6 A1 1.282% 1/45	57,058	57,262
GSMS	2013-GC10 A1 .696% 2/46	45,221	45,049
GSMS	2013-GC10 A2 1.84% 2/46	170,000	170,234
GSMS	2013-GC12 A1 VAR 06/46	256,236	254,032
GNMA	15YR 6.50% 5/17 #569432	44,857	46,989
GNMA	20YR 6.50% 4/23 #593677	19,786	22,195
GNII II	6.50% 9/29 #002808	316,790	365,473
GNII II	5.50% 7/38 #004187	46,952	50,792
GNII II	6.00% 11/38 #004285	82,432	91,083
GNMA	7.00% 8/28 #416611	28,920	33,622
GNMA	7.00% 8/28 #458917	6,968	8,084
GNMA	7.00% 7/28 #462643	101,627	118,550
GNMA	7.00% 2/28 #462548	1,995	2,300
GNMA	7.00% 10/28 #481353	104,226	121,830
GNMA	4.50% 3/41 #738108	2,643,508	2,920,660
GNMA	15YR 7.00% 2/15 #515099	413	412
GNMA	6.50% 1/23 #530795	129,444	145,205
GNMA	7.00% 5/32 #552576	19,768	23,250
GNMA	8.00% 11/29 #186997	4,000	4,747
GNMA	15YR 4.50% 12/18 #781681	245,259	257,855
GNMA	15YR 8.00% 1/16 #781570	726	738
GSMS	2006-GG6 A4 CSTR 4/38	504,000	517,186
GSMS	2006-GG6 A1A CSTR 4/38	381,532	395,670
GNMA	30YR 5.5% 11/35#783799	306,805	348,660
GNMA	30YR 5.5% 06/35#783800	148,174	168,628
GSMS	2006-GG8 A4 CSTR 11/39	2,476,178	2,621,441
GSMS	2006-GG8 A1A 5.547 11/39	395,535	421,131
GNMA	15YR 6.50% 6/20 #641437	55,612	60,773
GECMC	2006-C1 A4 CSTR 3/44	3,441,188	3,526,230

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GECMC	2006-C1 A1A CSTR 3/44	401,182	417,009
General Elec Co	3.375% 3/11/24	786,000	811,976
Gecap	5.3% 2/11/21	1,640,000	1,872,859
Gecap	5.625% 5/01/18	495,000	556,990
General Elec Cap	4.625% 1/7/21	390,000	434,690
General Elec Cap	4.65% 10/17/21	160,000	180,341
General Elec Cap	2.3% 4/27/17	160,000	163,890
General Elec Cap	1.6% 11/20/17	250,000	251,555
General Elec Cap	3.1% 1/9/23	2,265,000	2,293,301
General Elec Cap Co	1.625 4/18	710,000	711,086
General Ele Cap Cr	1.5 7/12/16	475,000	480,025
General Elec Cap	2.3% 1/14/19	700,000	711,171
Gilead Sciences	3.05% 12/01/16	2,250,000	2,335,399
Goldman Sachs Glb	7.5% 2/15/19	163,000	193,882
Goldman Sachs Mtn	3.7% 8/1/15	1,106,000	1,123,950
Goldman Sach Frn	3ML+110 11/18	170,000	171,666
Goldman Sach Grp	3.85% 07/08/24	740,000	758,943
Goldman Sachs	5.35% 1/15/16	2,359,000	2,462,051
Goldman Sachs	5.625% 1/15/17	1,200,000	1,287,184
Goldman Sachs	5.95% 1/18/18	665,000	738,794
Gsinc	5.25% 7/27/21	2,420,000	2,731,362
Goldman sachs gp	5.75% 1/24/22	1,580,000	1,827,723
Goldman Sach Grp	3.3% 5/03/15	300,000	302,451
Gsinc	2.375% 1/22/18	4,480,000	4,525,244
Goldman sachs gp	2.625% 1/19	1,060,000	1,066,472
Gsinc	2.9% 07/19/18	680,000	697,598
GNR	2009-65 GL 4.5% 05/38	1,055,833	1,119,314
GNR	2002-33 ZD 6% 5/32	671,143	762,975
GNR	2009-45 PB 4.5% 7/33	143,840	144,738
GNR	2008-47 PC 5% 11/16/37	2,203,508	2,377,986
GNR	2009-79 PC 4.5% 08/36	3,000,000	3,170,973
GNR	2009-93 PB 3% 12/38	160,918	164,846
GNR	2009-127 PL 4.25% 10/38	1,057,844	1,118,768
GNR	2010-47 CN 4.5% 8/38	775,846	820,953
GNR	2010-99 PT 3.5% 8/33	9,887	9,891
GNR	2010-61 HD 3.5% 11/38	2,156,796	2,250,634
GNR	2010-73 CB 4.40% 8/35	2,186,003	2,341,335
GNR	2010-73 GA 4.5% 9/36	2,116,607	2,286,637
GNR	2010-68 LA 4.5% 3/38	2,145,469	2,265,090
GNR	2010-112 PM 3.25% 9/33	8,414	8,418

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNR	2010-120 FB 1ML+30 9/35	160,457	160,746
GNR	2010-162 PQ 4.5% 06/39	746,124	799,938
GNR	2011-66 NJ 3% 11/38	1,144,900	1,176,533
CFGNR	2011-150 D 3% 4/37	41,268	41,907
GNR	2012-113 FJ 1ML+25 1/42	308,820	308,901
GNR	13-41 PA 2.5% 04/40	526,473	539,593
GNR	2000-9 ZJ 8.5 2/30	106,399	126,122
SSBK Stif Fund	0	9,197,938	9,197,938
HCP Inc	6.7 1/30/18	2,060,000	2,345,990
HSBC Holdings Plc	5.1% 4/05/21	360,000	406,943
HSBC Hldngs Plc	4.875% 1/22	675,000	752,388
HSBC USA Inc	1.625% 1/16/18	377,000	375,548
HSBC USA Inc	2.625% 09/24/18	1,848,000	1,895,453
HSBC Finance Co	5% 6/30/15	400,000	408,101
HSBC USA Inc	2.25% 06/23/19	659,000	657,992
Harley David	2.7% 3/15/17 144A	350,000	358,650
Hartford Finl Svcs	5.125% 4/22	570,000	640,730
Heineken Nv	1.4% 10/1/17 144A	220,000	218,748
Hewlett-Packard Co	2.6% 9/17	1,090,000	1,110,541
Hewlett Packard	2.75% 1/14/19	1,000,000	1,001,278
Harot	2013-3 A3 0.77% 05/17	2,600,000	2,602,239
Harot	2012-1 A3 0.77% 1/16	176,555	176,635
Harot	2012-1 A4 0.97% 4/18	131,000	131,211
Harot	2014-4 A3 0.99% 09/18	2,485,000	2,478,922
HSBC Bank	3.1% 5/24/16 144A	880,000	908,785
HSBC	1.5% 05/15/18 144A	930,000	919,940
HSBC Bank	3ML+64 5/18 144A	2,140,000	2,148,547
Hunt	2012-1 A3 0.81% 9/16	98,481	98,547
Huntington Banc	2.6% 8/02/18	1,225,000	1,239,891
Hart	2013-C A3 1.01% 02/18	4,200,000	4,212,075
Hart	2014-A A2 .74% 01/17	192,601	192,557
Hart	2014-B A3 .90% 12/18	3,800,000	3,789,782
Hyundai Cap	1.875% 8/9/16 144A	119,000	119,854
Hyundai Cap Ame	2.55 2/19 144A	890,000	890,122
IL Sales Tax	1.56% 06/15/17	2,150,000	2,156,429
Ingsll-Rand Glb	2.875% 1/15/19	160,000	162,524
Intercont Exch	2.5% 10/15/18	318,000	323,794
Intl Paper Co	4.75% 2/15/22	2,250,000	2,454,732
Intesa Sanpaolo Spa	3.12% 1/16	950,000	965,169
JPMorgan Chase	4.95% 3/25/20	650,000	718,058

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
JPMC Co	4.25% 10/15/20	2,050,000	2,203,955
JPMC Co	4.625% 5/10/21	1,400,000	1,540,834
JPMorgan Chase	3.2% 1/25/23	1,000,000	1,000,422
JPMC Co	2.35% 01/28/19	820,000	825,350
JPMC Co	3.625% 05/13/24	1,340,000	1,371,628
JPMCC	06-CB14 A4 CSTR 12/44	2,600,429	2,658,702
JPMCC	2006-LDP7 A4 CSTR 4/45	532,000	555,498
JPMCC	2006-LDP7 A1A CSTR 4/45	852,696	901,112
JPMCC	2006-CB16 A1A 5.546 5/45	1,440,894	1,526,071
JPMCC	2007-LD11 A2 CSTR 6/49	5,821	5,809
JPMCC	2012-C6 A2 2.2058% 5/45	420,000	427,766
JPMCC	2013-C10 .7302% 12/15/47	198,194	196,580
JPM T	13-C16 A2 3.07% 12/46	3,500,000	3,621,525
Jefferies Grp	6.875 4/15/21	985,000	1,119,709
JPMC Co	2.2% 10/22/19	2,285,000	2,265,296
US 5YR Note(Cbt)	FUT MAR15 FVH5	(242)	(37,813)
US 2YR Note	FUT MAR15 TUH5	564	26,438
US 10YRNT (Cbt	FUT MAR15 TYH5	(281)	(61,469)
US Long Bond	FUT MAR15 USH5	(70)	(19,688)
US Ultra(CBT)	FUT MAR15 WNH5	25	8,594
Keycorp Mtn	5.1% 3/24/21	435,000	490,940
Keybank Natl	1.65% 2/1/18	1,384,000	1,378,795
Key Bank Na	2.5% 12/15/19	1,337,000	1,342,476
Kinder Morgan En	2.65 2/1/19	207,000	203,960
Kinder Mrgn Inc	2% 12/01/17	146,000	145,108
Kinder Morgan Ic	3.05% 12/1/19	1,258,000	1,247,999
Kfw (Ungtd)	2.75% 10/01/20	2,755,000	2,872,272
Kraft Foods	5.375% 02/20 WI	523,000	593,560
Kraft Foods Grp	3.5 6/22 WI	980,000	1,004,218
Kroger Co	2.3% 1/15/19	350,000	349,917
Kroger Co	3.3% 01/15/21	1,780,000	1,806,330
LBUBS	2006-C6 A4 5.372% 9/39	4,239,000	4,481,149
LBUBS	2006-C6 A1A CSTR 9/39	761,376	804,823
Laboratory Corp	3.75% 8/23/22	140,000	143,231
LBUBS	2005-C5 A4 4.954% 9/30	2,013,570	2,023,618
LBUBS	2006-C1 A4 5.156 2/31	2,246,459	2,300,758
Lbubs 2007-C7 A3 5.886% 9/45	2007-C7 A3 5.886% 9/45	363,003	398,814
Liberty Mutual	5% 6/1/21 144A	390,000	424,828
Liberty Mutual	4.95% 5/22 144A	930,000	1,006,138
Lincoln National	6.25% 2/15/20	1,350,000	1,566,402

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Lincoln Nationa	4.2% 3/15/22	515,000	547,020
Lloyds Tsb(Ungt	6.375% 1/21/21	1,800,000	2,163,595
Lorillard Tobc Co	3.5% 8/04/16	355,000	365,550
Lorillard Tobacco	2.3% 8/21/17	525,000	528,388
Lyondellbas Inds	5% 4/15/19	2,000,000	2,181,528
Manu&Trd Nt Prg 2.3% 1/30/19	2.3% 1/30/19	450,000	451,946
MLCFC	2006-4 A3 CSTR 12/49	1,985,432	2,101,582
MLCFC	2007-7 ASB 5.745% 6/50	384,094	386,451
Mack Cali Rlty Lp	2.5% 12/15/17	400,000	401,627
Macys Retail	3.875% 1/15/22	270,000	280,630
Manitoba (Prov)	1.125% 6/1/18	730,000	721,969
Markel Corp	7.125% 9/30/19	1,300,000	1,542,986
Marshmclen	2.55% 10/15/18	471,000	478,963
Marriott Intl	3% 3/01/19	2,440,000	2,504,728
Martin Mariet Frn	3ML+110 6/17	630,000	636,907
Massmutual Glb	3.125% 4/16 144A	1,090,000	1,122,736
Massmutual Glbl	2% 4/5/17 144A	890,000	902,593
Massmutual Gbl	2.1 8/2/18 144A	750,000	757,072
Massmutual Glb	2.35% 4/19 144A	890,000	895,527
Mastercard Inc	2% 04/01/19	247,000	245,641
Mckesson Co	2.284% 03/15/2019	614,000	612,718
Mckesson Corp	4.75% 3/1/21	425,000	469,912
Medtronic Plc	2.5% 03/20 144A	790,000	792,072
Medtronic Plc	3.5%3/15/25 144A	5,515,000	5,641,680
MBALT	2014-A A3 .68% 12/16	660,000	659,969
MBALT	2013-1 A2 .5% 03/16	622,639	622,697
Merrill Lyn Co	6.4% 8/28/17	161,000	179,393
Merrill Lyn	6.875% 4/25/18	342,000	392,814
MLMT	05-CIP1 A4 5.047% 7/38	3,270,000	3,297,772
MLMT	05-CKI1 A1A CSTR 11/37	203,187	208,717
MLMT	2005-CKI1 A6 CSTR 11/37	1,977,625	2,015,166
MLMT	05-LC1 AM CSTR 1/44	1,000,000	1,035,438
MLMT	2006-C2 A1A CSTR 8/43	656,948	695,033
MLMT	2006-C1 A4 CSTR 5/39	2,940,000	3,066,890
Met Life Glb Fn	7.717% 2/15/19	2,500,000	3,029,433
Metlife Inc	6.75% 6/1/16	117,000	126,164
Metlife Inc Step	12/15/2017	184,000	184,621
Met Life Glbl	1.5 1/18 144A	2,190,000	2,176,354
Met Life Glb	2.3% 4/10/19 144A	2,980,000	2,991,276
Microsoft Corp	.875% 11/15/17	138,000	136,635

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Mitsubishi	2.45% 10/16/19 144A	1,575,000	1,574,537
MLCFC	2006-2 A4 CSTR 6/46	4,191,504	4,398,443
MLCFC	2006-3 A4 CSTR 7/46	4,299,329	4,528,758
Mizuho Corp Bk	1.55% 10/17 144A	1,140,000	1,129,289
Mizuho Bk Ltd	2.45 4/19 144A	1,835,000	1,823,061
Monsanto Co	2.75% 7/15/21	1,780,000	1,774,311
MSBAM	2014-C14 A2 2.916% 1/47	750,000	773,278
Morgan Stanley	2.125% 4/25/18	360,000	360,239
Morgan Stanley	5.45% 1/09/17	650,000	698,352
MSC	2005-HQ7 A4 CSTR 11/42	2,660,558	2,702,507
MSC	2006-HQ8 A4 CSTR 3/44	4,530,271	4,643,981
MSC	2006-IQ11 A1A CSTR 10/42	762,771	798,071
Morgan Stanley	3.75% 2/25/23	1,410,000	1,446,408
Morgan Stanley	2.5% 01/24/19	1,330,000	1,331,206
Morgan Stanley	3.875% 4/29/24	3,000,000	3,078,108
Morgan Stanley	5.75% 1/25/21	3,070,000	3,524,210
Morgan Stanley	5.5% 7/28/21	965,000	1,095,160
Morgan Stanley Glb	6% 4/28/15	1,440,000	1,463,378
Morgan Stanle Mtn	5.5% 1/26/20	1,360,000	1,530,175
MSC	2006-HQ9 A4 CSTR 7/44	535,595	562,261
MSC	2007-HQ11 A31 CSTR 2/44	387,397	389,734
MSC	2007-IQ13 A1A 5.312% 3/44	260,946	279,628
MSC	2007-T27 A1A CSTR 6/42	787,733	852,892
MSC	2011-C3 A3 4.054% 7/49	59,000	62,681
MSBAM	2012-C5 A1 .916% 8/45	259,626	259,459
MSBAM	2012-C5 A2 1.972% 8/45	710,000	717,795
Morgan Stanley	1.875% 01/05/18	350,000	349,151
Mosaic Co New	4.25% 11/15/23	2,275,000	2,400,569
Mylan Inc	1.8% 6/24/16	325,000	327,035
Nyse Euronext	2% 10/05/17	950,000	958,165
Nabors Ind Mtn	6.15% 2/15/18	925,000	963,449
Nabors Ind Inc	4.625% 9/15/21	1,000,000	939,542
Natl Aust Bk	3.75% 3/02/15 144A	1,085,000	1,090,399
Natl Aust Bk	2.25% 07/19 144A	2,025,000	2,024,119
National Bk Can	1.45% 11/7/17	2,655,000	2,632,804
Nationwide Mtn	4.65% 2/15 144A	2,410,000	2,423,279
New York Life	3% 5/4/15 144A	94,000	94,823
NY Life Glb	2.45% 7/14/16 144A	2,000,000	2,047,824
New York Life	1.3% 10/17 144A	1,070,000	1,064,753
NY Life Glb	0.8% 2/12/16 144A	3,270,000	3,276,164

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
News Amer Inc	6.9% 3/1/19	925,000	1,090,716
Nippon Teleg&Telep	1.4%7/18/17	36,000	35,897
Narot	2011-B A3 0.87% 2/16	201,299	201,402
Nissan	12-A A3 ABS 0.73% 5/16	23,762	23,777
Narot	2012-A A4 1% 7/18	2,043,000	2,049,147
Narot	2013-B A2 .52% 04/16	451,721	451,754
Narot	2013-B A3 0.84% 11/17	685,000	685,658
Nalt	2014-A A3 .80% 02/17	481,000	480,678
Noble Enrgy Inc	4.15% 12/15/21	1,605,000	1,636,620
Noble Energy Inc	3.9% 11/15/24	460,000	454,640
Noble Hldg Intl	2.5% 3/15/17	325,000	310,925
Nomura Hldngs Inc	2.0% 9/13/16	650,000	655,415
Nomura Holdings	2.75% 03/19/19	975,000	985,679
Nordea Bk Ab	2.375% 4/4/19 144	660,000	665,822
Ndass	3.125 03/17 SNR	1,705,000	1,766,440
Nordea Bk Ag	.875% 5/16 144A	690,000	689,534
Norfolks South	3.25% 12/01/21	20,000	20,472
Novartis Cap Co	2.9% 4/24/15	1,040,000	1,048,068
Novartis Cap Crp	2.4% 9/21/22	715,000	708,324
Oneok Partners Lp	2% 10/01/17	160,000	159,118
Oneok Partners	3.375% 10/01/22	1,145,000	1,059,883
Oneok Partners	3.2% 09/15/18	535,000	542,237
Ontario Prov	1.875% 9/15/15	2,600,000	2,626,707
Oracle Corp	2.8% 7/8/21	4,725,000	4,783,765
Pg&E Corp	2.4% 03/01/19	67,000	67,101
Pnc Funding Corp	5.25 11/15/15	69,000	71,521
Pnc Funding Corp	5.625 2/1/17	20,000	21,586
Pnc Fund Corp	4.375% 8/11/20	1,200,000	1,309,583
Pnc Bk Na	6.875% 4/01/18	250,000	287,976
Pnc Bk Na Pitts	2.95% 01/30/23	1,040,000	1,016,278
Pnc Financial	3.8% 7/25/23	460,000	474,167
Pnc Bank Na	1.15% 11/01/16	450,000	450,722
Ppl Cap Fd Inc	3.5% 12/01/22	405,000	410,195
Pnc Bk Pitt Mtn	2.2% 01/28/19	450,000	450,237
Pnc Bank Na	2.25% 7/2/19	2,530,000	2,526,114
Pseg Pwr Llc	2.75% 9/15/16	315,000	322,905
Penske Trk Ls	3.125% 5/15 144A	570,000	574,648
Penske Truck	2.5% 3/15/16 144A	1,060,000	1,074,788
People's United	3.65% 12/06/22	995,000	1,003,045
People's United Bk	4% 7/15/24	405,000	410,221

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Philip Morris	1.125% 8/21/17	210,000	209,130
Philip Mors Int	2.5% 8/22/22	1,045,000	1,021,202
Philip Mors Int	1.875% 1/15/19	450,000	447,270
Phillips	66 2.95% 5/1/17	375,000	387,317
Pt Holdings Co Inc (Unlist)	0	525	—
Pricoa Glbl F	1.6% 5/18 144A	460,000	453,726
Principal Fin	3.3% 9/15/22	460,000	459,866
Procter & Gamble	1.6% 11/15/18	834,000	831,939
Pub Svc Oklahoma	5.15 12/1/19	27,000	30,180
Realty Inc Corp	5.5% 11/15/15	1,000,000	1,038,243
RFCO Sp	10/15/20	630,000	556,945
Reynolds Amern	6.75% 6/15/17	1,000,000	1,114,001
Rio Tinto Fin Usa Ltd	2.5% 5/16	2,115,000	2,155,339
Rio Tinto Fin	1.625% 8/21/17	430,000	429,852
Roper Industries	1.85% 11/15/17	650,000	650,839
Roper Industries	2.05% 10/1/18	609,000	603,973
Royal Bk Cda Gmtn	2.625% 12/15	1,000,000	1,018,376
Royal Bk Cda	2.2% 7/27/18	500,000	505,550
Royal Bk Can Gl	.85% 03/08/16	4,920,000	4,922,755
Royal Bk Can Gl	1.5% 01/14/18	860,000	855,294
Royal Bk Canada	2.3% 7/20/16	159,000	162,305
Royal Bank Can	1.45% 09/09/16	363,000	365,667
Royal Bank Of Can	1.2% 1/23/17	497,000	496,664
Royal Bk Of Cda	2.15% 03/15/19	450,000	452,084
RBS	4.875% 3/16/15	1,000,000	1,007,690
Royal Bank Cana	1.2% 9/19/2017	177,000	176,002
Ses Gbl Amer	2.5% 3/19 144A	675,000	671,608
SLMA	04-6 A5 .4731% 4/20	36,369	36,312
SLMA	08-1 A2 @LIBUS3+35 10/16	46,772	46,772
SLMA	2007-6 A2 3ML+25 1/19	91,034	91,034
SLCLT	08-2 A2 @LIBUS3+45 6/17	1,457	1,457
SLMA	08-6 A2 @LIBUS3+55 10/17	98,240	98,350
SLMA	2012-7 A2 1ML+28 9/19	861,000	859,766
SLMA	2013-1 A2 1ML+25 9/19	1,180,000	1,177,592
Sabmiller Hl	2.45% 1/15/17 144	900,000	918,290
Sabmiller Hldg	2.2 8/1/18 144A	450,000	451,211
San Diego G&E	3% 8/15/21	500,000	512,575
Schlumberger	1.95% 9/16 144A	1,050,000	1,069,108
Siemens Fin	5.75% 10/17/16 144	200,000	216,236
Simon Property	6.1% 5/01/16	22,000	23,234

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Simon Property	6.125% 5/30/18	130,000	147,952
Simon Property	2.8% 1/30/17	135,000	139,023
Simon Property	3.375% 3/15/22	170,000	175,002
Simon Property	2.2% 02/01/19	437,000	439,302
Skandinaviska	2.375 11/18 144A	1,505,000	1,522,133
Se Banken	2.375% 3/25/19 144A	3,075,000	3,094,926
Southwstrn Bell	7% 7/01/15	94,000	96,514
Stifel Fin 4.25% 07/18/24	4.25% 07/18/24	1,680,000	1,689,956
Stryker Corp	2% 9/30/16	1,085,000	1,102,720
Sumitomo Bkg	2.45% 1/10/19	1,235,000	1,240,591
Sumitomo Bkg 2.25% 07/11/19	2.25% 07/11/19	785,000	777,539
Suntrust	2.35% 11/01/18	2,080,000	2,092,777
Suntrust Bank Inc	2.5 5/1/19	440,000	442,890
Svenska Ha Ab P	3.125% 7/12/16	1,080,000	1,115,813
Svenska Ha Ab P	2.875% 4/04/17	2,445,000	2,527,230
Swedbank Ab	2.125 9/29/17 144A	2,455,000	2,483,473
Swiss Re Tres	2.875% 12/22 144A	580,000	569,294
Synchrony Fin	3.75% 08/15/21	640,000	653,753
Tjx Cos Inc	2.75% 6/15/21	411,000	413,570
Thermo Fisher	2.4% 02/01/19	81,000	81,121
Thomson Reuter Crp	1.3 2/23/17	154,000	153,201
Time Warner Inc	3.15% 7/15/15	335,000	339,710
Time Warner Inc	4.75% 3/29/21	490,000	534,775
Time Warnr Inc	4% 1/15/22	15,000	15,679
Time Warner Cab	5.85% 5/1/17W/I	741,000	808,886
Time Warner Cab	8.75% 2/14/19	1,600,000	1,980,565
Toronto Domini	2.375% 10/19/16	1,735,000	1,775,672
Toronto Dom	1.4% 4/30/18	1,160,000	1,152,733
Toronto Domini	2.625% 09/10/18	1,930,000	1,979,030
Total Cap	3% 6/24/15	2,885,000	2,918,682
Total Cap	2.3% 3/15/16	55,000	55,993
Total Capital Sa	4.125% 1/28/21	1,150,000	1,238,119
Total Cap Cda L	1.45% 01/15/18	451,000	447,815
Total Capital Sa	1.5% 2/17/17	514,000	517,442
Total Cap Intl	2.875% 2/17/22	13,000	12,869
Total Cap Intl	1.55% 6/28/17	1,670,000	1,675,807
Total Cap Intl	2.125% 01/10/19	1,400,000	1,404,553
Total Cap Intl	2.75% 06/19/21	430,000	431,608
TAOT	2014-C A3 .93% 07/18	1,440,000	1,439,700
Toyota Mtr Cr	2.05% 1/12/17	32,000	32,599

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Toyota Motor Cr	2% 10/24/18	450,000	454,344
TAOT	2013-B A3 1.15% 07/17	4,200,000	4,207,871
Travelers Cos Inc	5.8% 5/15/18	35,000	39,526
Ubs Ag Stam 2.375% 8/14/19	2.375% 8/14/19	1,885,000	1,884,889
Ubsbb	2012-C2 A1 1.006% 5/63	232,126	232,161
Ubscm	2012-C1 A1 1.032% 5/45	95,794	96,054
Ubscm	2012-C1 A2 2.180% 5/45	360,000	365,763
Ubsbb	2012-C4 A1 .6728% 12/45	177,204	176,232
Us Bank Na	1.1% 01/30/17	910,000	909,291
Ubsbb	2013-C6 A1 .805% 4/46	217,492	215,994
Union Pacific	4.875% 1/15/15	33,000	33,039
Union Pac Corp	5.65 5/1/17	18,000	19,593
Ual Pass Thru Etc	9.75% 1/17	161,890	179,698
Udr Inc Mtn	4.25% 6/01/18	402,000	430,153
United Parcel S	5.125% 4/1/19	2,100,000	2,359,356
Us Bancorp Mtn	1.95% 11/15/18	460,000	461,399
Us Bancorp Med	2.95% 7/15/22	775,000	763,975
Vende	1994-1 2ZB 6.5% 2/24	359,671	391,987
Ustbill	0% 01/08/15	200,000	200,000
USTB	3% 11/15/44	840,000	882,788
USTN	1.25% 11/30/18	47,125,000	46,771,563
UST Notes	0.625% 12/15/16	10,532,000	10,525,007
USTN	1.5% 12/31/18	34,060,000	34,107,888
USTN	.75% 01/15/17	1,565,000	1,566,100
USTN	1.5% 01/31/19	33,640,000	33,650,496
USTN	2.125% 01/31/21	20,510,000	20,804,831
USTN	.625% 02/15/17	11,240,000	11,208,393
USTN	2.25% 03/31/21	2,565,000	2,617,903
USTN	TII .125% 04/15/19	8,190,000	8,219,427
USTN	1.625% 04/30/19	2,992,000	3,001,817
USTN	0.5% 08/31/16	15,185,000	15,173,733
USTN	0.5% 09/30/16	1,725,000	1,722,507
USTN	0.875% 10/15/17	3,353,000	3,339,115
USTN	1.5% 10/31/19	6,365,000	6,323,729
USTN	.875% 11/15/17	10,000,000	9,947,660
USTN	2.25% 11/15/24	365,000	367,452
UST Notes	1.5% 11/30/19	1,890,000	1,877,598
USTN	1% 12/15/17	7,447,000	7,430,125
USTN	1.625% 12/31/19	1,690,000	1,687,492
USTN	3.5% 2/15/18	24,200,000	25,922,362

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	3.125% 5/15/19	7,850,000	8,368,226
USTN	3.25% 12/31/16	650,000	682,551
USTN	1.875% 9/30/17	1,835,000	1,876,860
USTN	2.375% 5/31/18	16,535,000	17,134,394
USTN	1.50% 8/31/18	16,385,000	16,460,518
USTN	1% 8/31/16	—	—
USTN	1.375% 9/30/18	16,904,000	16,882,870
USTN	1% 9/30/16	10,925,000	11,003,092
USTN	1% 10/31/16	13,989,000	14,087,902
USTN	.875% 11/30/16	49,765,000	49,976,899
USTN	.875% 12/31/16	5,970,000	5,990,991
USTN	.875% 1/31/17	48,676,000	48,816,722
USTN	1.375% 2/28/19	6,314,000	6,277,006
USTN	1% 3/31/17	745,000	748,143
USTN	.875% 4/30/17	14,022,000	14,036,246
USTN	.750% 6/30/17	970,000	966,060
USTN	.5% 7/31/17	35,755,000	35,341,601
USTN	.625% 8/31/17	1,485,000	1,470,266
USTN	.625% 11/30/17	1,610,000	1,588,618
USTN	.75% 12/31/17	7,420,000	7,338,840
UST Notes	.875% 1/31/18	14,305,000	14,184,294
US T-Note	0.75% 2/28/2018	36,470,000	35,960,004
UST Notes	0.75% 03/31/2018	12,170,000	11,979,844
US T Note	.625% 4/30/2018	33,755,000	33,066,702
USTN	1.375% 06/30/18	58,415,000	58,529,085
USTN	1.375% 07/31/18	8,385,000	8,392,203
USTN Notes	.875% 09/15/16	7,445,000	7,481,935
UST Notes	1.25% 10/31/18	16,415,000	16,307,285
USTN	.625% 11/15/16	4,405,000	4,404,313
USTN	2.25% 04/30/21	1,870,000	1,907,983
UST Notes	0.875% 05/15/2017	396,000	396,093
UST Notes	1.5% 05/31/19	2,385,000	2,379,224
UST Notes	1.625% 06/30/2019	27,670,000	27,739,175
USTN	0.875% 7/15/17	5,150,000	5,142,357
USTCOUP	11/15/2016	3,030,000	2,993,146
USTCOUP	8/15/17	360,000	350,731
USTCOUP	11/15/2017	675,000	653,657
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,419,745
Unitedhelth Gr	2.875% 12/15/21	400,000	404,551
Ventas Rlty Lp/Cap	2% 2/15/18	320,000	320,308

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Ventas Rlty	1.55% 09/26/16	195,000	195,834
Verizon Com	3.5% 11/01/21	995,000	1,017,183
Verizon Comm	1.1% 11/01/17	430,000	423,530
Verizon Com	3.65% 09/14/18	900,000	951,054
Verizon Comm	5.15% 09/15/23	8,360,000	9,231,388
Verizon Com	3.45% 03/15/21	2,660,000	2,718,629
Verizon Comm Inc	1.35% 6/9/17	500,000	497,874
Viacom Inc New	2.5% 12/15/16	1,970,000	2,013,399
Viacom Inc New	3.875% 12/15/21	15,000	15,527
Viacom Inc	2.5% 09/01/18	350,000	353,095
Virginia El&Pwr	2.95% 1/15/22	340,000	343,364
Vodafone Grp Plc	1.25% 9/26/17	710,000	701,005
Vodafone Grp Plc	1.5% 2/19/18	470,000	461,611
Volkswagen gr	2.125% 5/19 144A	1,165,000	1,158,886
Volkswagen	2.375% 3/22/17 144A	410,000	417,642
Volkswagen	2.125% 11/18 144A	600,000	598,859
Valet	2013-1 A3 .56% 8/17	689,707	689,077
Valet	2013-2 A3 0.7% 04/18	910,000	907,287
VWALT	2014-A A3 .80% 4/20/17	679,000	676,834
Valet	2014-1 A3 .91% 10/22/18	584,000	581,335
Valet	2014-2 A3 .95% 04/19	2,385,000	2,371,322
WFRBS	13-C14 A1 .836% 6/15/46	166,086	165,336
WFRBS	2013-C14 A2 2.133% 6/46	190,000	191,469
WFRBS	2011-C5 A1 1.456% 11/44	51,231	51,505
WFRBS	2012-C6 A1 1.081% 4/45	65,313	65,496
WFRBS	2012-C8 A1 .864% 8/45	159,602	159,506
WFRBS	2012-C8 A2 1.881% 8/45	400,000	403,489
WFRBS	2013-C11 A1 .799% 03/45	101,351	101,081
WFRBS	13-C13 A1 0.778% 5/45	155,979	155,328
WBCMT	05-C21 A4 5.274% 10/44	2,812,491	2,864,970
WBCMT	2004-C11 A5 5.215 1/41	34,400	34,393
WBCMT	2006-C23 A4 5.418% 1/45	1,879,347	1,927,903
WBCMT	06-C23 A1A CSTR 1/45	751,733	780,723
WBCMT	2006-C23 A5 CSTR 1/45	760,000	787,358
WBCMT	06-C24 A1A CSTR 3/45	665,799	693,903
Wachovia Bk Na Bn	6% 11/15/17	300,000	336,298
WBCMT	2006-C25 A4 CSTR 5/43	2,165,776	2,246,255
WBCMT	2006-C25 A5 CSTR 5/43	1,875,000	1,963,382
WBCMT	2006-C25 A1A CSTR 5/43	3,237,929	3,374,249
Wachovia Corp Mtn	5.75% 2/1/18	2,000,000	2,239,560

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
WBCMT	2006-C27 A3 CSTR 7/45	255,125	267,212
WBCMT	2006-C26 A1A CSTR 6/45	512,214	542,355
WBCMT	2006-C28 A4 5.572% 10/48	3,510,168	3,709,745
WBCMT	2006-C28 A1A CSTR 10/48	2,599,369	2,748,508
WBCMT	2006-C29 A1A 5.297 11/48	989,351	1,055,233
WBCMT	2007-C31A A2 5.421% 4/47	44,598	44,568
Walmart	2.875% 4/01/15	2,100,000	2,112,104
Wal Mart Stores	1.125% 4/18	1,500,000	1,482,798
Wal-Mart Stores	3.3% 04/22/24	440,000	454,307
Walgreens boots	3.3% 11/18/21	1,095,000	1,102,618
Watson Pharma Inc	3.25% 10/1/22	700,000	681,534
Weatherford Int Mtn	5.125% 9/20	2,300,000	2,259,656
Wellpoint inc	1.875% 1/15/18	226,000	225,954
Wellpoint inc	2.3% 07/15/18	327,000	328,810
Wells Fargo&Com	3.676% 6/15/16	1,500,000	1,556,294
Wells Fargo	1.5% 01/18	930,000	924,911
Wells Fargo Co	4.125% 8/15/23	2,165,000	2,272,343
Wells Fargo	3% 01/22/21	844,000	859,859
Wells Fargo Bk Glb	4.75 2/9/15	315,000	316,260
WFCM	2013-LC12 A1 1.676% 7/46	664,876	665,148
Western Gas Part	4% 7/01/22	395,000	400,373
Western Union Co	2.875 12/17	682,000	697,353
Westpac Banking	4.2% 2/27/15	1,070,000	1,075,392
Westpac Banking Crp	2% 8/14/17	772,000	782,255
WPACBKG	1.6% 1/12/18	1,000,000	999,938
Westpac Banking	July 3, 1974	2,620,000	2,642,131
Westpac Bank Corp	1.2% 5/19/17	1,720,000	1,712,475
Williams Partnr	5.25% 3/15/20	1,450,000	1,574,016
Wols	January 3, 2013	840,000	843,086
WOART	2013-B A3 .83% 08/18	4,300,000	4,297,227
Wrap Contracts	WRAP CONTRACTS	—	158,326
WOART	January 3, 2014	1,820,000	1,809,941
Wrigley (Wm.) J	October 2, 2017	340,000	342,478
Wyndham Worldwide	2.5% 3/18	390,000	389,333
Xerox Corp	2.95% 3/15/17	270,000	277,443
Xerox Corp	2.75% 03/15/19	554,000	555,382
Xstrata Can Fin	3.6% 1/17 144A	2,000,000	2,062,456
Xstrata Fn Cda	2.45 10/17 144A	1,555,000	1,573,318
Xylem Inc	3.55% 9/20/16	1,175,000	1,221,374
Xylem Inc	4.875% 10/01/21	400,000	432,136

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value

Total Investment Contracts			1,766,771,526

Registered Investment Companies
Fidelity Institutional Money Market – Government Portfolio	Money Market Fund	856,645,080	856,645,080
Fidelity Prime Money Market	Money Market Fund	20,170,579	20,170,579
Janus Balanced N Fund	Equity Based Fund	47,968,638	1,466,880,945
Oppenheimer Developing Markets Fund	Equity Based Fund	3,781,325	132,573,271
Pimco Total Return Institutional Fund	Fixed Income Based Fund	47,066,729	501,731,330
Principal Diversified Real Asset Fund	Equity Based Fund	1,729,745	20,878,025
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	26,812,749	549,125,092
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	45,133,416	2,111,792,512
Vanguard REIT Index Inst	Equity Based Fund	6,171,413	109,666,007
Brokerage Link	Various	—	474,451,635
Total Registered Investment Companies			6,243,914,476

Common Collective Trusts
Harris Associates Oakmark Global Collective Fund	Equity Based Funds	19,341,763	287,612,009
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Funds	9,132,279	925,008,573
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Funds	11,567,897	1,121,854,639
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	Equity Based Funds	7,026,572	782,408,803
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Funds	22,780,924	2,422,067,787
Total Common Collective Trusts			5,538,951,811

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	12,905,773	1,396,017,465
Total Raytheon Company Common Stock			1,396,017,465

Total Investments			14,945,655,278

* Participant Loans	3.25% - 10.00%		229,201,216

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts			(46,704,341)

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Total Investments at Contract Value Including Participant Loans			$15,128,152,153

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 22, 2015

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.